UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41661

Jin Medical International Ltd.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

1-for-20 Share Combination and Press Release

As previously disclosed in the report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 2026 by Jin Medical International Limited, an exempted company incorporated in the Cayman Islands (the “Company”), at the Company’s extraordinary general meeting held on January 30, 2026 (the “EGM”), the Company’s shareholders approved up to three share consolidations of the Company’s authorized and issued ordinary shares within two years from the date of the EGM at the pre-determined consolidation ratios approved at the EGM, to be effected if the closing market price of the Company’s Class A ordinary shares is less than US$1.00. The Company’s board of directors (the “Board”) was authorized, in its sole discretion, to determine whether and when to effect any such share consolidation and to implement any such consolidation in accordance with the shareholders’ approval.

On February 3, 2026, the Board approved a combination of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares at a ratio of one-for-twenty (1-for-20) (the “Share Consolidation”).

In addition, as previously disclosed in the report on Form 6-K filed by the Company with the SEC on February 4, 2026, the Company has reclassified its share capital from a single class of ordinary shares to a dual class of Class A ordinary shares and Class B ordinary shares, effective as of the date of the EGM (the “Reclassification”). As a result of the Reclassification and the Share Consolidation, the Company’s authorized share capital became US$50,000 divided into 45,000,000 Class A ordinary shares of a par value of US$0.001 each, and 5,000,000 Class B ordinary shares of a par value of US$0.001 each.

The Reclassification and the Share Consolidation became effective with The Nasdaq Stock Market LLC (“Nasdaq”) on March 16, 2026 at 09:00 a.m., Eastern Time (the “Effective Time”).

At the Effective Time, every twenty (20) shares of the Company’s authorized and issued ordinary shares (including all Class A ordinary shares and Class B ordinary shares) were combined into one (1) share of ordinary share in the respective share class. The number of issued and outstanding shares of Class A ordinary shares was therefore reduced from 136,547,100 shares to 6,827,355 shares, and the number of issued and outstanding shares of Class B ordinary shares was therefore reduced from 20,000,000 shares to 1,000,000 shares.

The Company believes the Share Consolidation is a proactive measure as part of the Company’s strategic plan to maintain compliance with continued listing requirements of Nasdaq, while it is also intended for strengthening the Company’s long-term capital structure.

The Company’s Class A ordinary shares will continue to trade on Nasdaq under the existing symbol “ZJYL” and will begin trading on a consolidation-adjusted basis as of the Effective Date. The new CUSIP number for the Class A ordinary shares following the Share Consolidation is G5140V120.

On March 11, 2026, the Company published a press release entitled “Jin Medical International Ltd. Announces 1-for-20 Share Combination as Part of Strategic Nasdaq Compliance Initiative”, a copy of which is attached hereto as Exhibit 99.1.

This Report shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-288314), and to be a part thereof from the date on which this current report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jin Medical International Ltd.

Date: March 17, 2026	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

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